Exhibit 1.02

Pointer Telocation Ltd.
Conflict Minerals Report
For The Year Ended December 31, 2013

This conflict minerals report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain so-called conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). The reporting requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not the conflict minerals fund armed conflict in the Democratic Republic of the Congo or an adjoining country.

Reasonable Country of Origin Inquiry (RCOI)

We conducted an analysis of our products and found that each of tin, tantalum, tungsten, and gold can be found in our products.  Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1. The affected suppliers were contacted and requested to provide Conflict Minerals data in the EICC-GeSI Conflict Minerals Reporting Template.  The results are summarized below under “Results for the 2013 Calendar Year”. In accordance with the SEC final rules, we are required to exercise, and have exercised, due diligence in reviewing the Conflict Minerals’ source and chain of custody and to follow a nationally or internationally recognized due diligence framework. Due to the size and complexity of our supply chain, it will take time for all of our suppliers to verify the origin of any conflict minerals.  By using our supply chain due diligence processes and continuing our outreach efforts, we intend to continue developing transparency into our supply chain.

Pointer has adopted a policy and methodology in accordance with Annex I, 1 – 5 Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain from the Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”).

Products.

1.
We are a leading provider of mobile resource management (MRM) products and services for the automotive, insurance industries and other mobile tracking markets (such as cargo, assets, shipping, containers, etc.). Our products segment Cellocator, is focused on the design, development and production of leading MRM products including: devices for asset tracking; fleet management and security products. These products are both sold worldwide to third party MRM service providers, as well as internally to our own MRM service provider segment Pointer. Communication systems contained within our products and tracking hardware utilize either radio frequency or GPRS/GSM technologies. Our services segment Pointer, offers a range of MRM services including inter alia: asset tracking; fleet management services; and stolen vehicle retrieval services (SVR). Pointer services are provided primarily in Israel, Brazil, Argentina, Mexico, and Romania and are sold as a bundle which includes both customizable software-as-a-service (SaaS) and our state-of-the-art Cellocator products, which are accordingly calibrated to meet the individual demands of customers and their software needs.

2.
Policy.  Pointer has developed and is currently implementing a reasonable and documented due diligence process, consistent with the OECD Guidelines, to determine the use, source, and origin of conflict minerals in our global product portfolio. Additionally, we (i) work closely with our vendors to determine the potential use of conflict minerals in our supply chain, and (ii) request our vendors to conduct the necessary due diligence and provide us with proper verification of the source of the materials used in their products.

3.
Steps Taken to Identify Risks in the Supply Chain and the RCOI Survey.  For the calendar year 2013, Pointer adopted a policy and methodology that is in accordance with the Annex I, (steps 1 through 5) Framework for Risk-Based Due Diligence in the Mineral Supply Chain from the OECD.  The five (5) steps of this framework include (1) establishing strong company management systems, (2) identifying and assessing risk in the supply chain, (3) designing and implementing a strategy to respond to identified risks, (4) carrying out independent third-party audits of supply chain due diligence at identified points in the supply chain, and (5) reporting on supply chain due diligence.

Step 1 - Establish strong company management systems:  Pointer has adopted and communicated the Company policy to the public. This policy can be found at the website http://www.pointer.com/about/corporate-governance/. Pointer structured a Conflict Minerals Task Force comprised of individuals from various areas within the organization to support the process of supply chain due diligence.  This includes implementing a system of controls to aid in the transparency over the mineral supply chain.  This includes, but is not limited to the chain of custody and/or traceability of identifying upstream actors in the supply chain.

Step 2 - Identify and assess risk in the supply chain:  Pointer held meetings with Management from various departments to discuss the applicable definitions of “manufacturer” and/or “contract to manufacture”.  Through this process, Pointer identified products that are affected by the 3TG minerals and mapped them to their respective vendors.  Pointer evaluated approximately 803 private branded products, sourced from over 118 vendors determining that all Pointer private branded products were subject to the RCOI survey process.

Step 3 - Design and implementation of a strategy to respond to identified risks:  From the risks identified above, Pointer discussed this assessment with the Management group and subsequently designed and implemented a strategy to respond to such risks.  This strategy included the development of standard operating procedure (“SOP”) Pointer will utilize to identify and act on supply chain risks.  These procedures include, but are not limited to, performing testing procedures and conducting post implementation reviews.

Step 4 – Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain: Pointer does not have a direct relationship with the smelters and refiners in our supply chain, nor do we perform direct audits of the entities that provide our supply chain the 3TG. However, we do rely upon industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI's CFS program.

Step 5 -  Report on supply chain due diligence:  Pointer has compiled its results and filed this report in accordance with Rule 13p-1 through the use of the Form SD and the attachment of a Conflict Minerals Report (“CMR”).  Further information is also available by reviewing the Pointer’s Conflict Minerals Policy at http://www.pointer.com/about/corporate-governance/.

4.	Results for the 2013 Calendar Year.

The Conflict Mineral process, as described above, allowed Pointer to identify in-scope products and the corresponding vendors.  These identified vendors were surveyed through the RCOI Survey process using the Conflict Minerals Reporting Template published by the Conflict Free Sourcing Initiative (formally known as EICC GeSI Template).  The survey population included approximately 569 products across 65 vendors.  Pointer received survey responses from 39 vendors covering approximately 489 products, or 86% of the population of products surveyed. However, the results from these surveys did not allow Pointer to determine with certainty the origin of the conflict minerals used in our products.  A relevant facilities list for any potential conflict minerals will be included in our future reports, according to the result of the process.

5.	Steps Pointer Will Take Subsequent to the End of Calendar Year 2013.

The due diligence process discussed above is an ongoing process. As Pointer continues to conduct due diligence on its products, it will continue to refine procedures to meet the goals and adhere to values set forth in the policy outlined above.

This Conflict Minerals Report was not subjected to an independent private sector audit as not required by paragraph (c)(1)(iv) of the instructions to Item 1.01.